ARGENTEX MINING CORPORATION
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6
Canada
Telephone: (604) 568-2496

March 17, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
United States of America

Attention:   Division of Corporation Finance

Dear Sirs:

Re:	Argentex Mining Corporation (the “Company”)
Registration Statement on Form S-4
File Number: 333-171729

In connection with the Company’s Registration Statement on Form S-4, the Company hereby requests acceleration of the effective date of the Registration Statement to 3:00 p.m. (EDT) Thursday, March 17, 2011 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledge that

  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may nt assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

Argentex Mining Corporation

           /s/ Kenneth Hicks
Per:    Kenneth Hicks
           President